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                       [CELLPRO INCORPORATED LETTERHEAD]


    Special advisory: This news release contains forward-looking statements.

            CELLPRO ANNOUNCES ASSET SALE AND DISTRIBUTION AGREEMENT; Resignation of Richard D. Murdock and Reduction in Workforce

SEATTLE -- September 28, 1998 - CellPro, Incorporated today announced that it has executed a letter of intent to sell essentially all of its intangible assets and intellectual property to Nexell Therapeutics, Inc., a subsidiary of VIMRx Pharmaceuticals, Inc., for $3 million in VIMRx registered securities. CellPro also agreed to appoint Baxter Healthcare Corporation as its exclusive worldwide distributor of a limited number of disposable kits for its CEPRATE SC Stem Cell Concentration System. Additionally, the company has agreed to settle all issues remaining outstanding in its ongoing patent litigation with Baxter, John Hopkins University and Becton Dickinson & Company for payments totaling approximately $15.6 million.

The letter of intent contemplates that CellPro will discontinue all operations other than the manufacturing and service functions necessary to support a limited quantity of CEPRATE SC kits, intended to ensure the medical community has continued access to stem cell selection technology. The letter of intent also contemplates that consummation of the sale transaction will be conditioned upon court approval of bankruptcy plan of reorganization to be filed promptly after execution of definitive agreements. In connection with the announcements made today, CellPro will discontinue its European operations. Workforce reductions resulting from the announced transactions will affect approximately 93 employees worldwide, and include the resignation of Rick Murdock, President and Chief Executive Officer.

Comments or forward-looking statements should be understood in the context of CellPro's publicly available reports filed with the SEC, including the most recent Annual Report on Form 10-K, which contain a discussion of various factors that may affect CellPro's business. These factors could cause actual future performance to differ materially from current expectations regarding future performance, results or achievements. Particular attention should be given to the Investment Considerations labeled "Future Capital Needs; Potential Inability to Access Capital Markets; Possible Insolvency," "Legal Proceedings," "Parents and Proprietary Technology" and "Dependence on CEPRATE(R) SC System," in CellPro's Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and to the Company's press release dated July 29, 1998.

Located in Bothell, Washington, CellPro, Incorporated is a biotechnology company that develops, manufactures and markets proprietary continuous-flow, cell-selection systems for use in a variety of therapeutic, diagnostic and research applications. Its CEPRATE(R) SC System is being marketed in the United States, Canada, the EC, Israel, Latin America and the Asia-Pacific.

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